Mail Stop 3561

                                                March 3, 2006

Mr. Joseph P. Cavanaugh
Chief Executive Officer
Star Gas Partners, L.P.
2187 Atlantic Street
P.O. Box 120011
Stamford, Connecticut 06902

      Re:	Star Gas Partners, L.P.
      Registration Statement on Form S-3
      Filed January 18, 2006
      File No. 333-131098
      Form 10-K for the Year Ended September 30, 2005
      Filed December 13, 2005
      File No. 1-14129
      Form 10-Q for the Quarterly Period Ended December 31, 2005
      Filed February 7, 2006
      File No. 1-14129

Dear Mr. Cavanaugh:

      We have reviewed your response letter dated February 27,
2006
and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended September 30, 2005

General

1. We note your response to comment 4, 8 and 11 in our letter dated
February 14, 2006. Please include the proposed revisions to disclosures in the amendment you intend to file.


Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-8

2. We note your response to comment 10 in our letter dated
February
14, 2006 and the proposed revisions to your disclosure. Your proposed revision to the statement includes a new uncaptioned line item in the financing activities section that is not included in the total amount reported as net cash flows provided by (used in) financing activities. Please advise or revise in the amendment you intend to file. In the amendment, please also revise to clearly indicate the operating, investing and financing cash flows related to continuing operations. In addition, please disclose the reason for the revised presentation in the disclosure you intend to include in
Note 3 to the financial statements included in the amended filing. Finally, please similarly amend Form 10-Q for the quarter ended December 31, 2005.

Form 10-Q for the Quarterly Period Ended December 31, 2005

General

3. Please amend the filing to address the above comments and the comments in our letter dated February 14, 2006 as applicable.

Exhibit 10.18

4. Please revise to include the signature of your independent accountant.

*	*	*	*	*

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.


      You may contact William Thompson, Staff Accountant, at (202) 551-3344 or William Choi, Accounting Branch Chief, at (202) 551-3716,
if you have questions regarding comments on the financial statements and related matters. Please contact Peggy Kim, Senior Staff Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other
questions.

Sincerely,



H. Christopher Owings
Assistant Director

cc:	Brian Brodrick, Esq.
      Phillips Nizer LLP
	Via Facsimile
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Joseph P. Cavanaugh
Star Gas Partners, L.P.
March 3, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE